UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

September 15, 2004
Date of report (date of earliest event reported)

MGE ENERGY, INC.
(a Wisconsin Corporation)
133 South Blair Street
Madison, Wisconsin 53703
(608) 252-7000
*Name of Registrant, State of Incorporation, Address of Principal
Executive Offices, and Telephone No.*

000-49965
Commission File No.

39-2040501
IRS Employer Identification No.

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events.

MGE Energy, Inc., has completed a sale of 1,265,000 shares of its common stock, including the sale of 165,000 shares pursuant to an over-allotment option exercised by the underwriters. The public offering price was $31.85 per share, the underwriters' discount was $1.035 per share, and the net price to the company, before expenses, was $30.815. The sale brings the total number of outstanding shares of the company to more than 20.1 million.

The company raised net proceeds of approximately $39 million as a result of the sale. It intends to use the net proceeds to pay down short-term borrowings incurred to finance its construction of a natural gas-fired cogeneration facility on the Madison campus of the University of Wisconsin and for general corporate purposes.

A.G. Edwards & Sons, Inc., and Edward D. Jones & Co., L.P., acted as underwriters for the sale.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MGE Energy, Inc.
(Registrant)

/s/ Jeffrey C. Newman
Jeffrey C. Newman
Vice President and Treasurer

Date: September 15, 2004